Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO PROVIDES CORPORATE UPDATE

January 22, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) announces that, effective immediately, Gregory K. Liller is no longer with the Company and, in his place, Robert Gardner has been appointed as acting Chief Executive Officer. In addition to his acting CEO duties, Mr. Gardner, together with Mr. James Anderson, will continue to serve as Co-Chairman of Genco’s board of directors.

In a previous news release dated October 28, 2008, Genco reported that production at its La Guitarra Mine was temporarily suspended due to a walkout by employees of its primary mining contractor, SIMSA. Genco is pleased to announce that it has been informed by SIMSA that significant process has now been made to resolve this dispute. Genco is optimistic that full mine access will be re-established shortly.

During the work stoppage Genco revised the existing La Guitarra mine plan and revamped its Management team. To implement the revised plan, Mr. Gator Eastman has been appointed mine manager at La Guitarra. Mr. Eastman brings a wealth of expertise to his new position, having worked in underground mines in Canada and Mexico for over 20 years, holding progressively more responsible positions. Prior to joining the staff at La Guitarra in 2007, Mr. Eastman was involved in developing the Peregrina Mine at Gammon Gold’s Ocampo Mine.

Mr. Gardner states, “We are confident the revised mine plan will be implemented successfully under Mr. Eastman’s guidance and anticipate La Guitarra will be profitable in the current metal price climate.”

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Raphael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.